Exhibit 2.1

AMENDMENT NO. 2

TO THE

TRANSACTION AGREEMENT

THIS AMENDMENT NO. 2 (this “Amendment”), dated as of April 30, 2017, to the Transaction Agreement, dated December 6, 2016 and amended by Amendment No. 1 dated February 23, 2017 (as amended, the “Transaction Agreement”), is by and between Verizon Communications Inc. and Equinix, Inc. Capitalized terms used in this Amendment but not otherwise defined herein will have the respective meanings assigned to them in the Transaction Agreement.

WHEREAS, Section 9.06 of the Transaction Agreement provides for the amendment of the Transaction Agreement in accordance with the terms set forth therein; and

WHEREAS, the parties hereto desire to amend the Transaction Agreement and the Seller Disclosure Letter as set forth below.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

ARTICLE I

AMENDMENTS

1.	Amendments to Article I.

a.	Section 1.03(d) of the Transaction Agreement is hereby amended and restated as follows:

“(d) all interests, rights, claims and benefits of Seller and the other members of the Seller Group pursuant to (i) any Transferred Customer Contracts, (ii) solely to the extent relating to the Business, any Shared Customer Contracts and (iii) solely to the extent relating to the Business or Seller’s circuit resale business (the “Circuit Resale Business”), the Contracts set forth on Section 4.18(f)(i) of the Seller Disclosure Letter;”

b.	Section 1.03(f) of the Transaction Agreement is hereby amended and restated as follows:

“(f) all interests, rights, claims and benefits of Seller and the other members of the Seller Group pursuant to any Contract between Seller or any member of the Seller Group, on the one hand, and suppliers, vendors and service providers of the Business, on the other hand, that is (i) exclusively used in or exclusively related to the Business or (ii) set forth on Section 1.03(f) of the Seller Disclosure Letter (the “Transferred Supplier Contracts”);”

c.	Section 1.03(l)(i) of the Transaction Agreement is hereby amended and restated as follows:

“all business records to the extent related to the Business, the MRS Contracts or the Acquired Assets contemplated by Section 4.18(f)”

d.	Section 1.03(l)(C) of the Transaction Agreement is hereby amended and restated as follows:

“in the case of clauses (i) through (iii) hereof, to the extent portions of such books, records or other items are not related to the Business, the Acquired Assets, the Assumed Liabilities and/or the Continuing Employees, the Books and Records shall include only the appropriate extracts thereof to the extent necessary to provide Acquiror access to the portions of such Books and Records related to the Business, the MRS Contracts or the Acquired Assets contemplated by Section 4.18(f)”

e.	Section 1.04(b) of the Transaction Agreement is hereby amended and restated as follows:

“(b) all cash and cash equivalents (other than (i) security deposits posted with respect to any Leased Sites, Transferred Customer Contracts, Shared Customer Contracts (solely in respect of the Business) or Transferred Tenant Leases) and (ii) an amount in Colombia pesos in the Transferred Bank Accounts (as defined in Section 1.03(p)(10) of the Seller Disclosure Letter) that is equal to US$1,000,000, using the Applicable Peso Exchange Rate;”

f.	Section 1.04(f) of the Transaction Agreement is hereby amended and restated as follows:

“(f) any Shared Customer Contracts, solely to the extent relating to any Excluded Business (other than, with respect to the Contracts set forth on Section 4.18(f)(i) of the Seller Disclosure Letter, the Circuit Resale Business);”

a.	Section 1.05(a) of the Transaction Agreement is hereby amended and restated as follows:

“(a) all Liabilities of the Seller Group (including the Acquired Entities) under (i) any Transferred Contracts, in each case solely with respect to the performance of the Transferred Contracts after the Closing, (ii) any Shared Customer Contracts, in each case solely to the extent relating to the Business and with respect to the performance of the transferred portions of the Shared Customer Contracts after the Closing, and (iii) any Contracts set forth on Section 4.18(f)(i) of the Seller Disclosure Letter, in each case solely with respect to the performance of such Contracts after the Closing to the extent relating to the Business or the Circuit Resale Business;”

b.	Section 1.10 of the Transaction Agreement is hereby amended by adding the following:

“(d) Seller will use Commercially Reasonable Efforts to cause the aggregate amount of funds remaining in the Transferred Bank Accounts as of the Closing to be an amount in Colombia pesos that is equal to US$1,000,000, using the Tasa de Cambio Representativa de Mercado (TRM) exchange rate published by the Central Bank of Colombia at the close of business, local time, immediately preceding the second Business Day immediately preceding the Closing (the “Applicable Peso Exchange Rate”). By way of illustration, if the Closing occurs on May 1, 2017, the parties will use the Tasa de Cambio Representativa de Mercado (TRM) published after the close of business, local time, on Thursday, April 26, 2017. Prior to the Closing, Seller will confirm to Acquiror the amount of funds remaining in the Transferred Bank Accounts by providing Acquiror evidence of account balances for the Transferred Bank Accounts.”

2.	Amendments to Article IV.

a.	Section 4.18 of the Transaction Agreement is hereby amended by adding new subsections (f) and (g):

“(f) Notwithstanding anything to the contrary in this Agreement but subject to Sections 4.18(c) and (d) of this Agreement:

(i) Seller and Acquiror will request that the government customer either (x) novate each of the Government Contracts set forth in Section 4.18(f)(i) of the Seller Disclosure Letter to Acquiror or its designated Affiliate, or (y) execute a new Contract (including new GSA schedule) between Acquiror and the relevant government customer in respect of the products and services contemplated by such Contracts.

(ii) Seller will Convey to Acquiror or its designated Affiliate, effective from and after the novation of the Contracts set forth in Section 4.18(f)(i) of the Seller Disclosure Letter, the Contracts set forth in Section 4.18(f)(ii) of the Seller Disclosure Letter (such Contracts, the “Circuit Supply Contracts”), in whole or in part, solely to the extent relating to (x) the Contracts set forth in Section 4.18(f)(i) of the Seller Disclosure Letter or (y) any other Government Contract that primarily relates to the provision of products and services of the Business, in the case of this clause (y) to the extent the government customer requires the circuit resale portion of such Government Contract to be novated or otherwise Conveyed to Acquiror or another member of the Acquiror Group in connection with the transactions contemplated by the this Agreement (it being understood the revenues relating to any such portion of the Government Contracts novated or otherwise Conveyed to the Acquiror Group will be deemed Acquired Assets). The Circuit Supply Contracts will constitute Transferred Supplier Contracts pursuant to this Agreement. Prior to the Conveyance of the Circuit Supply Contracts, Seller will not terminate or amend any such Circuit Supply Contract, and will not commit to make any non de minimis payments or any non-monetary concession that would purport to bind Acquiror or any Affiliate of Acquiror after the Conveyance of the Circuit Supply Contracts, in each case in a manner that would reasonably be expected to adversely affect Acquiror or any Affiliate of Acquiror in any non de minimis respect without the prior written consent of Acquiror.

(iii) After the Closing and prior to the novation of the Contracts set forth in Section 4.18(f)(i) of the Seller Disclosure Schedule and the Conveyance of the Circuit Supply Contracts, Seller shall, without further consideration therefor, pay and remit to Acquiror or its designated Affiliate all monies, rights and other consideration received in respect of the Contracts set forth in Section 4.18(f)(i) of the Seller Disclosure Schedule (to the extent relating to the Business or the Circuit Resale Business) as promptly as reasonably practicable after receipt thereof, and Acquiror or its designated Affiliate shall reimburse Seller or its designated Affiliate for all reasonable and documented out-of-pocket costs and expenses (including the fees and other amounts payable to the applicable vendors pursuant to the Circuit Supply Contracts) incurred by the Seller Group (to the extent relating to the Business or the Circuit Resale Business) in connection with the performance of such Contracts after the Closing and prior to their novation or Conveyance to the Acquiror Group (including Taxes incurred as a result of the receipt of such consideration (net of any Tax benefit realized as the result of the payment of such consideration), but excluding any allocated overhead).

(iv) Seller acknowledges and agrees that notwithstanding anything to the contrary in this Agreement, the Contracts set forth in Section 4.18(f)(i) of the Seller Disclosure Letter (to the extent relating to the Business and the Circuit Resale Business) and the Circuit Supply Contracts shall be deemed to be Contracts in respect of the Business on the date of the Transaction Agreement and the Closing Date for purposes of the representations and warranties in Sections 2.07, 2.08 and 2.09 of the Transaction Agreement.

(g) Notwithstanding anything to the contrary in this Agreement, Seller will retain the Government Contracts set forth in Section 4.18(g) of the Seller Disclosure Letter, and such Contracts shall constitute Excluded Assets hereunder, and all obligations under such Contracts shall constitute Excluded Liabilities hereunder; provided that from and after the Closing, with respect to each Government Contract set forth in Section 4.18(g) of the Seller Disclosure Letter, Seller will, and will cause the applicable members of the Seller Group to, subcontract the services under such Contracts provided by the Business to Acquiror or an applicable member of the Acquiror Group as Acquiror may designate pursuant to Section 4.18(e), and Acquiror or such member of the Acquiror Group will act as a subcontractor to the applicable member of the Seller Group party to such Contract solely with respect to such services in accordance with the terms of the Government Compliance Provisions (or, in the event that the relevant portions of such Shared Customer Contract have not been provided to Acquiror, in compliance with the Colocation Agreement as though Acquiror and its Affiliates were providing services with respect to such Shared Customer Contract pursuant to the Colocation Agreement), under substantially the same terms as Seller or its applicable Subsidiary enjoys under such Shared Customer Contract, in order that Acquiror may obtain the benefits and assume the Liabilities and obligations under such Contracts to the extent related to the Business, until the earlier of (i) the full performance of the obligations of the Business under such Contract and (ii) the termination or expiration of such Contract. For the avoidance of doubt, the Government Contracts set forth in Section 4.18(g) of the Seller Disclosure Letter will constitute Government Contracts and Shared Customer Contracts under this Agreement, and the provisions of Sections 4.04(d) and 4.04(e) of this Agreement will apply. The Parties may agree after the Closing to apply the terms of the existing reseller agreement between the Parties to such Contracts in lieu of the subcontracting arrangements contemplated by this Section 4.18(g).”

b.	Section 4.23 of the Transaction Agreement is hereby amended and restated as follows:

“4.23 Richardson Leasehold Site. The parties hereby agree that (i) the Richardson Leasehold Site will not be considered a Transferred Site under this Agreement or any Ancillary Agreement (including without limitation for the purposes of the definition of Business and Acquired Assets), and (ii) all Transferred Customer Contracts, Shared Customer Contracts and Transferred Tenant Leases, to the extent pertaining to the Richardson Leasehold Site, will be deemed Excluded Assets without any further action by Seller or Acquiror.”

c.	Article IV of the Transaction Agreement is hereby further amended by adding a new Section 4.24:

“Section 4.24 Access to Transferred Bank Accounts.

(a) Creation of Acquiror User Profiles. Prior to the Closing, Seller will create specific user profiles in the Citibank portal (the “Acquiror User Profiles”) for up to five Acquiror employees to be designated by Acquiror (the “Acquiror Users”), and Acquiror will provide to Seller the names and other information (including business address, office phone number, mobile phone number and information for downloading Citibank MobilePass to their respective cellphones) of such Acquiror Users to the extent necessary to set up the Acquiror User Profiles. In connection with the foregoing, Acquiror hereby acknowledges and agrees as follows:

(i) Citibank is solely responsible for managing the Citibank MobilePass system and neither Seller nor any of its Representatives will have any Liability for any actions taken by or any access by the Acquiror Users arising out of, related to or in connection with Citibank MobilePass.

(ii) Citibank will require information regarding the identity of each Acquiror User, including a photocopy of each Acquiror User’s personal identification including passport (“Acquiror ID Information”). Profile registration of Acquiror Users is subject to submission by Acquiror to Citibank of the Acquiror ID Information prior to the Closing Date. Acquiror will be solely responsible for keeping Acquiror ID Information updated.

(b) Pre-Closing Access.

(i) Provided that Acquiror has timely provided the information described in Section 4.24(a)(ii) above, Seller will request that Citibank grant the Acquiror Users access to the Acquiror User Profiles no later than the Closing Date; provided, that in no event shall any Acquiror User withdraw or transfer any funds out of any Transferred Bank Account prior to the Closing, or effect any other transaction prior to the Closing in respect of the Transferred Bank Account.

(ii) None of Acquiror, the Acquiror Users or any other Person acting on behalf of Acquiror may access any accounts of Seller at Citibank other than the Transferred Bank Accounts for the limited purposes provided herein.

(iv) Acquiror agrees to indemnify Seller Indemnitees from and against any and all Losses asserted against, imposed upon or incurred by the Seller Indemnitees that result from or arise out of any use of or access to the Transferred Bank Account by any member of Acquiror Group or their Representatives in violation of this Section 4.24.

(c) Seller Access After the Closing.

(i) Acquiror agrees to allow Seller employees continued access the Transferred Bank Accounts after the Closing solely for purposes of accessing and running balance reports. Acquiror will not revoke access privileges of Seller employees to the Transferred Bank Accounts until at least 10 Business Days after the Closing Date.

(ii) The Transferred Bank Accounts were set up using Seller’s client definition. Acquiror acknowledges and agrees that (1) Seller will continue to receive, and have access to, automated reports of account balances and banking activities generated by Bank Administration Institute (“BAI”) in respect of the Transferred Bank Accounts until Citibank’s final removal of Seller’s client definition from Citibank’s data base and system, which will not occur until after the Closing, and (2) the information contained in the BAI reports will be imported to and stored in Seller’s Treasury Management System (TMS). Seller agrees to use Commercially Reasonable Efforts to update the TMS as soon as practical following the Closing so as to deactivate such automatic storage of BAI report in the TMS.

(d) Confidential Information. Each Party acknowledges and agrees that it may receive or access certain Information of the other Party and its employees in connection with the arrangements contemplated by this Section 4.24, and any such Information will be treated as Confidential Information in accordance with Section 4.14 of the Transaction Agreement.”

d.	Article IV of the Transaction Agreement is hereby further amended by adding a new Section 4.25:

“Section 4.25 MRS Contracts. (a) “MRS Contract” means any Shared Customer Contract that (i) solely provides a bundled package of products and services provided by the Business, bundled with internet connectivity which is an Excluded Business provided by the Seller Group and referred to as “managed router services” (such service, the “MRS Services”), (ii) primarily relates to products and services provided by the Business, and (iii) is not a Secured Contract. The MRS Contracts will be deemed to be Transferred Customer Contracts solely for the purposes of the Conveyance described in Section 1.01(d) of this Agreement, and Seller will cause each MRS Contract to be assigned in its entirety to an Acquired Entity (in the case of an assignment entered into before the Closing) or a member of the Acquiror Group designated by Acquiror (in the case of an assignment entered into after the Closing), in each case effective from and after the Closing; provided, however, that for all other purposes under this Agreement, including Article VII, the MRS Contracts will be deemed to be Shared Customer Contracts, and nothing in this Section 4.25 shall be deemed to modify the definitions of Acquired Asset, Assumed Liability, Excluded Asset and Excluded Liability as such terms apply to Shared Customer Contracts. From and after the Closing and subject to Exhibit D of Amendment No. 2 to this Agreement, with respect to each MRS Contract, Acquiror will, and will cause the applicable members of the Acquiror Group to, subcontract the MRS Services under such Contract to Seller or an applicable member of the Seller Group as Seller may designate, and Seller or the applicable member of Seller Group will serve as a subcontractor of Acquiror or the applicable member of Acquiror Group under such Contract solely with respect to the MRS Services, under substantially the same terms as Acquiror or the applicable member of the Acquiror Group enjoys under such MRS Contract, until the earlier of (i) the termination or expiration of the MRS Contract or (ii) the 12-month anniversary of the Closing Date, so that Acquiror (or another member of Acquiror Group) and Seller (or another member of Seller Group) can obtain the benefits and assume the Liabilities and obligations under each MRS Contract to the extent related to the Excluded Business (in the case of the Seller Group) or the Business (in the case of the Acquiror Group). For the avoidance of doubt, Section 4.04(d) and Section 4.04(e) will apply to the MRS Contracts.

(b) The Parties agree to terminate the portion of each MRS Contract to the extent relating to the MRS Services as soon as practicable following the Closing, but in any event no later than the earlier of the first renewal date thereof occurring at least 90 days after the Closing; provided, that with respect to any MRS Contract that is not terminated on or prior to the 12-month anniversary of the Closing Date, Acquiror will offer to transition the customer to an alternative product offered by Acquiror or work with Seller to transition such customer to an alternative product offered by Seller or a third party provider, in each case with such transition taking place no later than the 12-month anniversary of the Closing Date. For the avoidance of doubt, nothing in this Section 4.25 will affect the obligations of Seller Group under Section 7.02(b) of this Agreement with respect to any failure of Seller Group to perform, fulfill, discharge and, to the extent applicable, comply with any MRS Contract to the extent relating to any Excluded Business, whether before or after the 12-month anniversary of the Closing Date.”

The Parties agree that the subcontracting arrangements for MRS Contracts referred to in Section 4.25(a) of the Agreement will include the responsibilities set forth in Exhibit D hereto.

e.	Article IV of the Transaction Agreement is hereby further amended by adding a new Section 4.26:

“Section 4.26 Lease of IP Addresses. (a) Within 30 days after the Closing Date, the Parties will negotiate and enter into an agreement pursuant to which Acquiror or its designated Affiliate will lease the IP addresses set forth on Section 4.26 of the Seller Disclosure Letter (the “Leased IP Addresses”) from Seller for a fee of $400.00 per month in the aggregate, until the earlier to occur of (i) the fifth anniversary of the Closing Date and (ii) the discontinuation of the use of the Leased IP Addresses by the Acquiror Group. Such lease will provide that the Seller Group will not use the Leased IP Addresses during the lease term and that the Seller Group will not challenge, or take any other action that would reasonably be expected to impede or prevent Acquiror from using the Leased IP Addresses pursuant to the lease.

(b) From and after the Closing, until entry into the agreement described in Section 4.26(a) hereof, Seller and its Affiliates will hold the Leased IP Addresses in trust for Acquiror and its Affiliates and will use Commercially Reasonable Efforts to assist Acquiror and its Affiliates with their use of the Leased IP Addresses in the Business, including by granting representatives of Acquiror Group write access to DNS records to facilitate assignment of IP addresses to customers.

(c) Acquiror will, and will cause the members of the Acquiror Group to, at Acquiror’s sole cost and expense, seek to obtain IP addresses that will replace the Leased IP Addresses reasonably promptly after the Closing.”

3.	Amendment to Article VIII.

a.	Clause (i) of Section 8.05(c) of the Transaction Agreement is hereby amended by replacing the reference therein to “Section 1.07(c)” with a reference to “Section 1.07(d)”.

4.	Amendments to Article X.

b.	The term “Brazil Purchase Price” is hereby amended and restated as follows:

“ “Brazil Purchase Price” means an amount in Brazilian reais equal to the Brazil Base Price, as adjusted pursuant to Section 1.07(d) and Section 1.10(b) and subject to Section 1.11, based on the closing onshore exchange rate provided by Bloomberg two Business Days before the Closing”

c.	The term “Colombia Purchase Price” is hereby amended and restated as follows:

“ “Colombia Purchase Price” means an amount in U.S. Dollars equal to (a) the Colombia Base Price, as adjusted pursuant to Section 1.07(d) and Section 1.10(b) and subject to Section 1.11, plus (b) $1,000,000, and minus (c) $6,871,242, which represents the net present value of the remaining lease payments as of the Closing Date under the capital lease set forth in Section 1.05(g) of the Seller Disclosure Letter (using a discount rate of 5.33% per annum).”

d.	The term “Government Contract” is hereby amended and restated as follows:

““Government Contract” means any Transferred Customer Contract or Shared Customer Contract that (a) is between Seller or another member of the Seller Group (solely to the extent relating to the Business, or, with respect to the Contracts set forth on Section 4.18(f)(i) of the Seller Disclosure Letter, solely to the extent relating to the Business or the Circuit Resale Business) and a U.S. Governmental Authority or (b) is entered into by Seller or another member of the Seller Group (solely to the extent relating to the Business, or, with respect to the Contracts set forth on Section 4.18(f)(i) of the Seller Disclosure Letter, solely to the extent relating to the Business or the Circuit Resale Business) as a subcontractor (at any tier) in connection with a Contract between another Person and a U.S. Governmental Authority.”

e.	The term “U.S. Purchase Price” is hereby amended and restated as follows:

“ “U.S. Purchase Price” means the U.S. Base Price, as adjusted pursuant to Section 1.07(d), Section 1.10(b) and Section 1.10(c), and subject to Section 1.11, and as amended pursuant to Section 5(c) of Amendment No. 2 to this Agreement.”

5.	Additional Agreements.

a.	Seller agrees that $1,287,997 payable in respect of Carteret LOA No. 2 (as such term is defined in Section 1.03(f) of the Seller Disclosure Letter) will constitute Excluded Liabilities under the Transaction Agreement. For the avoidance of doubt, in no event will Seller or any other member of the Seller Group be responsible for any increase in the amounts payable under Carteret LOA No. 2 arising out of any amendment or supplement of such Contract entered into or otherwise effected after the Closing.

b.	In the event the Closing is to occur on May 1, 2017, Acquiror shall deposit or cause to be deposited the Brazil Purchase Price with the Sao Paulo branch of Banco Bradesco S.A. (the “Escrow Agent”) no later than April 28, 2017 and, at the Closing, Acquiror or its designated Affiliate will deliver to the Escrow Agent irrevocable instructions to release the Brazil Purchase Price to Seller or its designated Affiliates on May 2, 2017.

c.	Reference is made to Section 4.01(b)(x)(C) of the Transaction Agreement. Exhibit A hereto sets forth the capital expenditures actually made by the Seller Group between the date of the Transaction Agreement and the date hereof. The Parties agree to reduce the U.S. Purchase Price by $3,295,201 in full satisfaction of the difference between the aggregate amount of capital expenditures set forth on Section 4.01(b)(x) of the Seller Disclosure Letter and the aggregate amount of capital expenditures set forth on Exhibit A hereto.

d.	From and after the Closing, Acquiror will, and will cause Hickory Colombia to, (i) continue to use Commercially Reasonable Efforts to collect the accounts receivable of Hickory Colombia that constitute Excluded Assets and pay the accounts payable of Hickory Colombia that constitute Excluded Liabilities and (ii) remit the net proceeds from such accounts receivable and accounts payable to Seller, net of any funds remaining in the Transferred Bank Accounts as of the Closing in excess of US$1,000,000 using the Applicable Peso Exchange Rate; provided that Seller shall be responsible for all Taxes and other out-of-pocket costs incurred in connection with any such remittance.

e.	Each of Seller and Acquiror will, and will cause their respective Affiliates to, enter into the letter agreements in the forms attached as Exhibits E, F and G hereto as soon as practicable after the Closing.

6.	Amendments to Seller Disclosure Letter. The Seller Disclosure Letter is amended as set forth on Exhibit B hereto.

ARTICLE II

MISCELLANEOUS

1. No Further Amendment. Except as expressly amended hereby, the Transaction Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof will remain in full force and effect. This Amendment is limited precisely as written and will not be deemed to be an amendment to any other term or condition of the Transaction Agreement or any of the documents referred to therein.

2. Effect of Amendment. This Amendment will form a part of the Transaction Agreement for all purposes, and each party thereto and hereto will be bound hereby. From and after the execution of this Amendment by the parties, any reference to the Transaction Agreement will be deemed a reference to the Transaction Agreement as amended hereby.

3. Governing Law. The validity, interpretation and enforcement of this Amendment will be governed by the Laws of the State of New York without regard to the conflict of Laws provisions thereof that would cause the Laws of another state to apply.

4. Severability Clause. The parties hereto agree that (a) the provisions of this Amendment will be severable in the event that for any reason whatsoever any of the provisions hereof are invalid, void or otherwise unenforceable, (b) any such invalid, void or otherwise unenforceable provisions will be replaced by other provisions which are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions but are valid and enforceable, and (c) the remaining provisions will remain valid and enforceable to the fullest extent permitted by applicable Law, in each case so as to best preserve the intention of the parties hereto with respect to the benefits and obligations of this Amendment.

5. Counterparts. This Amendment may be executed in counterparts (each of which need not contain the signature of the other party), each of which will be deemed to be an original but all of which taken together will constitute one and the same agreement. This Amendment, to the extent signed and delivered by means of a facsimile machine or other electronic transmission, will be treated in all manner and respects as an original agreement and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first above written.

VERIZON COMMUNICATIONS INC.

By:	/s/ John N. Doherty
Name: John N. Doherty
Title: Authorized Representative

EQUINIX, INC.

By:	/s/ Mark Adams
Name: Mark Adams
Title: Chief Development Officer